# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Abivax SA, CIK 0001956827
CUSIP: 00370M103
Title of class of securities: Ordinary Shares, nominal value 0.01 euro per share
Address of issuer's principal executive offices: 7-11 boulevard Haussmann, Paris, France (I0), 76009
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-120756
Filed by CIK 0001738048

## Reporting persons
- Venrock Healthcare Capital Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)
- VHCP Co-Investment Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)
- Venrock Healthcare Capital Partners EG, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)
- VHCP Management III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)
- VHCP Management EG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)
- Nimish Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)
- Bong Y. Koh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 576,729; sole dispositive power 0; shared dispositive power 576,729; aggregate amount beneficially owned 576,729 (0.8% of the class)

## Item 1. Issuer
Name of issuer: Abivax SA
Address of issuer's principal executive offices: 7-11 boulevard Haussmann, Paris, I0, 76009 .

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Venrock Healthcare Capital Partners III, L.P. ("VHCP III")
VHCP Co-Investment Holdings III, LLC ("VHCP Co-Investment III")
Venrock Healthcare Capital Partners EG, L.P. ("VHCP EG")
VHCP Management III, LLC ("VHCP Management III")
VHCP Management EG, LLC ("VHCP Management EG")
Nimish Shah ("Shah")
Bong Koh ("Koh")

The Reporting Persons are members of a group for the purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
New York Office:
7 Bryant Park, 23rd Floor
New York, NY 10018

Palo Alto Office:
3340 Hillview Avenue
Palo Alto, CA 94304
Citizenship: All of the entities were organized in Delaware. Shah and Koh are both United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the ordinary shares. CUSIP number 00370M103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents one ordinary share.

Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of ordinary shares of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 151,622 ordinary shares in the form of 151,622 ADSs directly held by VHCP III; (ii) 15,167 ordinary shares in the form of 15,167 ADSs directly held by VHCP Co-Investment III; and (iii) 409,940 ordinary shares in the form of 409,940 ADSs directly held by VHCP EG.

VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. Messrs. Shah and Koh are the voting members of VHCP Management III and VHCP Management EG.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the ordinary shares of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. Such percentage is based upon 73,574,749 ordinary shares of the Issuer outstanding as July 28, 2025, as reported in the Issuer's prospectus supplement dated July 23, 2025 filed with the Securities and Exchange Commission (the "SEC") on July 24, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed November 22, 2023)

Exhibit 24.2 Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on November 22, 2023)

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on November 22, 2023)

## Signatures
- Venrock Healthcare Capital Partners III, L.P.: /s/ Sherman G. Souther, By VHCP Management II, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- VHCP Co-Investment Holdings III, LLC: /s/ Sherman G. Souther, By VHCP Management III, LLC, its Manager, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- Venrock Healthcare Capital Partners EG, L.P.: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- VHCP Management III, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- VHCP Management EG, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- Nimish Shah: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (11/14/2025)
- Bong Y. Koh: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (11/14/2025)